Exhibit 99.1

LACLEDE GAS COMPANY

STATEMENTS OF INCOME

(UNAUDITED)

(Thousands)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2006	2005	2006	2005

Operating Revenues:
Utility	$489,283	$434,996	$900,684	$726,249
Other	531	574	1,123	1,154
Total Operating Revenues	489,814	435,570	901,807	727,403

Operating Expenses:
Utility
Natural and propane gas	371,388	321,228	683,427	527,652
Other operation expenses	37,764	34,675	70,869	65,600
Maintenance	5,267	4,680	10,255	8,894
Depreciation and amortization	8,178	5,667	14,261	10,972
Taxes, other than income taxes	29,258	26,477	48,897	42,300
Total utility operating expenses	451,855	392,727	827,709	655,418
Other	539	618	1,141	1,198
Total Operating Expenses	452,394	393,345	828,850	656,616
Operating Income	37,420	42,225	72,957	70,787
Other Income and (Income Deductions) – Net	924	(87)	2,063	1,423
Interest Charges:
Interest on long-term debt	5,643	5,643	11,286	11,551
Other interest charges	3,055	1,302	5,152	2,259
Total Interest Charges	8,698	6,945	16,438	13,810
Income Before Income Taxes	29,646	35,193	58,582	58,400
Income Tax Expense	10,666	12,676	19,404	20,781
Net Income	18,980	22,517	39,178	37,619
Dividends on Redeemable Preferred Stock	13	15	25	30
Earnings Applicable to Common Stock	$18,967	$22,502	$39,153	$37,589

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS

(UNAUDITED)

	Mar. 31,	Sept. 30,	Mar. 31,
	2006	2005	2005
(Thousands)

ASSETS
Utility Plant	$1,127,512	$1,105,733	$1,093,093
Less: Accumulated depreciation and amortization	381,508	377,252	380,913
Net Utility Plant	746,004	728,481	712,180
Other Property and Investments	35,065	30,858	30,497

Current Assets:
Cash and cash equivalents	6,064	2,703	4,907
Accounts receivable:
Gas customers – billed and unbilled	176,186	77,268	148,776
Associated companies	2,298	258	439
Other	30,485	7,287	53,671
Allowances for doubtful accounts	(13,600)	(11,442)	(10,921)
Delayed customer billings	42,713	—	26,867
Inventories:
Natural gas stored underground at LIFO cost	35,515	159,579	32,682
Propane gas at FIFO cost	19,379	19,980	19,982
Materials, supplies, and merchandise at avg. cost	5,162	4,859	4,748
Derivative instrument assets	7,501	16,090	8,034
Unamortized purchased gas adjustments	13,537	31,261	7,724
Deferred income taxes	5,660	—	6,897
Prepayments and other	5,387	6,240	4,293
Total Current Assets	336,287	314,083	308,099

Deferred Charges:
Prepaid pension cost	73,767	82,557	87,292
Regulatory assets	163,541	115,950	104,293
Other	4,097	3,586	5,347
Total Deferred Charges	241,405	202,093	196,932
Total Assets	$1,358,761	$1,275,515	$1,247,708

See notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS (Continued)

(UNAUDITED)

	Mar. 31,	Sept. 30,	Mar. 31,
	2006	2005	2005
(Thousands, except share amounts)

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (10,145, 10,089 and
10,031 shares issued, respectively)	$143,043	$140,381	$138,117
Retained earnings	220,283	196,024	217,618
Accumulated other comprehensive loss	(1,127)	(1,127)	(371)
Total common stock equity	362,199	335,278	355,364
Redeemable preferred stock (less current sinking fund
requirements)	787	948	948
Long-term debt (less current portion)	294,081	294,033	333,985
Total Capitalization	657,067	630,259	690,297

Current Liabilities:
Notes payable	201,550	63,600	86,230
Accounts payable	58,922	73,998	83,920
Accounts payable – associated companies	12	2,340	2,710
Advance customer billings	—	30,688	—
Current portion of long-term debt and preferred stock	40,159	40,061	95
Wages and compensation accrued	11,039	10,920	13,338
Dividends payable	7,656	7,371	7,366
Customer deposits	14,246	13,229	11,220
Interest accrued	10,181	9,919	9,835
Taxes accrued	30,122	24,990	37,872
Deferred income taxes	—	1,822	—
Other	7,786	4,505	5,013
Total Current Liabilities	381,673	283,443	257,599

Deferred Credits and Other Liabilities:
Deferred income taxes	216,945	188,592	188,889
Unamortized investment tax credits	4,569	4,678	4,844
Pension and postretirement benefit costs	24,204	24,529	20,242
Regulatory liabilities	53,012	123,534	65,199
Other	21,291	20,480	20,638
Total Deferred Credits and Other Liabilities	320,021	361,813	299,812
Total Capitalization and Liabilities	$1,358,761	$1,275,515	$1,247,708

See notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	March 31,
	2006	2005
(Thousands)

Operating Activities:
Net Income	$39,178	$37,619
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:
Depreciation and amortization	14,261	10,972
Deferred income taxes and investment tax credits	11,368	(1,328)
Other – net	868	263
Changes in assets and liabilities:
Accounts receivable – net	(121,998)	(114,186)
Unamortized purchased gas adjustments	17,724	11,894
Deferred purchased gas costs	(103,771)	(14,690)
Accounts payable	(17,404)	41,291
Delayed customer billings – net	(73,401)	(50,487)
Taxes accrued	5,132	20,203
Natural gas stored underground	124,064	99,043
Other assets and liabilities	16,067	11,035
Net cash (used in) provided by operating activities	$(87,912)	$51,629

Investing Activities:
Capital expenditures	(30,260)	(25,645)
Net investment in trusts	(4,323)	(1,149)
Other investments	682	339
Net cash used in investing activities	$(33,901)	$(26,455)

Financing Activities:
Maturity of first mortgage bonds	—	(25,000)
Issuance (repayment) of short-term debt – net	137,950	14,850
Dividends paid	(14,654)	(14,312)
Issuance of common stock to and paid-in capital
contributions from Laclede Group	1,895	2,065
Preferred stock reacquired	(63)	(210)
Other	46	—
Net cash provided by (used in) financing activities	$125,174	$(22,607)

Net Increase in Cash and Cash Equivalents	$3,361	$2,567
Cash and Cash Equivalents at Beginning of Period	2,703	2,340
Cash and Cash Equivalents at End of Period	$6,064	$4,907

Supplemental Disclosure of Cash Paid (Refunded)
During the Period for:
Interest	$16,473	$14,289
Income taxes	6,140	(1,574)

See notes to financial statements.

LACLEDE GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2005 Form 10-K.

Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION – The settlement of the Utility’s 2005 rate proceeding fully implemented Laclede Gas’ depreciation method that was confirmed by the Missouri Public Service Commission (MoPSC or Commission) in January 2005. Pursuant to the terms of the 2005 rate case settlement, higher depreciation rates became effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. Concurrent with implementation of new depreciation rates on January 1, 2006, Laclede Gas ceased expensing all removal costs, net of salvage, as incurred and discontinued an annual $3.4 million negative amortization of a portion of the Utility’s depreciation reserve, as ordered by the MoPSC in the Utility’s 2001 rate case. Prior to December 1, 2001, the Utility’s removal costs, net of salvage, were charged to accumulated depreciation.

As reported in its fiscal 2005 Form 10-K, Laclede Gas was conducting a study in light of the recent conclusions of certain regulatory proceedings. The purpose of the study was to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. The amount quantified was approximately $48.3 million at January 1, 2006. During the quarter ended March 31, 2006, the study was completed and the Utility reclassified amounts on its Balance Sheets from “Accumulated depreciation and amortization” to “Regulatory liabilities” pursuant to Statement of Financial Accounting Standards (SFAS) No. 71. The amounts reclassified were $49.4 million at March 31, 2006, $49.0 million at September 30, 2005, and $50.7 million at March 31, 2005. This reclassification reflects the Utility’s best estimate utilizing historical rates accrued for estimated removal costs embedded in the Utility’s depreciation rates. In conjunction with the implementation of new depreciation rates and consistent with the reclassification of this amount, the Utility began accruing asset removal costs through depreciation expense, with a corresponding credit to “Regulatory liabilities.” When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to “Accumulated depreciation and amortization,” and any related removal costs incurred are charged to “Regulatory liabilities.” In the rate setting process, the regulatory liability will be included in the net rate base upon which the Utility has the opportunity to earn its allowed rate of return.

REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenues at March 31, 2006 and 2005, for the Utility, were $36.4 million and $26.2 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at March 31, 2006 and 2005 were $8.5 million and $7.9 million, respectively. The amount of accrued unbilled revenue at September 30, 2005 was $11.4 million. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2005 was $4.8 million.

BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ balance sheet have not been eliminated from the Laclede Gas financial statements.

Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas’ Balance Sheet. At March 31, 2006, the Laclede Gas Balance Sheet reflected a total of $2.3 million of intercompany receivables and $0.01 million of intercompany payables. At March 31, 2005, the Laclede Gas Balance Sheet reflected a total of $0.4 million of intercompany receivables and $2.7 million of intercompany payables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT – As part of the recent settlement of the Utility’s 2005 rate case, the following modifications were made to Laclede Gas’ Purchased Gas Adjustment (PGA) Clause:

•

Previously, the Utility’s tariffs allowed for scheduled gas cost adjustments in the months of November, January, March and June. Effective October 1, 2005, the tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

•

Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are injected underground in the summer for sale during the winter. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

•

In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. The plan requires that if Laclede Gas’ retention of cost savings reaches $5 million, the Utility will retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications.

OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective

October 1, 2005, the Utility will retain all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, will be shared with customers, with the Utility retaining 50% of amounts exceeding that threshold.

NEW ACCOUNTING STANDARDS – In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs.” This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement are effective for inventory costs incurred during the Utility’s fiscal year 2006. Adoption of this Statement had no effect on the financial position or results of operations of the Utility.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), “Share-Based Payment.” This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. Through fiscal year 2005, Laclede Group accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. Under the provisions of APB Opinion No. 25, Laclede Group only recorded stock-based compensation cost related to restricted stock. Laclede Group was not required to recognize compensation cost for the cost of stock options because all options granted under the Equity Incentive Plan had an exercise price equal to the market value of its stock on the date of the grant. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that began after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Group implemented the provisions of SFAS No. 123(R) on a modified prospective basis effective October 1, 2005. Consistent with this Statement, prior period amounts have not been restated. Under the modified prospective methodology, Laclede Group is required to record compensation cost for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Adoption of SFAS No. 123(R) did not result in a cumulative effect of change in accounting principle nor did it result in a material effect on the financial position or results of operations of Laclede Group. Compensation costs recognized by Laclede Group, in accordance with SFAS No. 123(R) effective October 1, 2005, were allocated to the Utility.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies how to account for uncertainties concerning the timing and method of settlement of an asset retirement obligation, as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations.”

This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 specifies that if there is a legal obligation to perform a conditional asset retirement activity, an entity is required to recognize a liability for the fair value of the obligation if it can be reasonably estimated. For Laclede Gas, adoption of FIN 47 will be required by the end of fiscal year 2006. The Utility is continuing to evaluate the provisions of this Interpretation. At this writing, it is expected that, pursuant to the provisions of FIN 47, Laclede Gas will have sufficient information to reasonably estimate certain of its legal obligations to perform conditional asset retirement obligations. The Utility believes that adoption of FIN 47 will primarily result in timing differences between the recognition of asset retirement obligation expenses for financial reporting purposes and their recovery in rates, and such differences will be deferred in accordance with SFAS No. 71. Accordingly, while the impact on the Utility’s balance sheet is not yet known, the adoption of FIN 47 is not expected to have a material effect on the Utility’s results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a replacement of FASB No. 125. SFAS No. 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 will be effective for the Utility beginning with fiscal year 2007. Laclede Gas is currently evaluating the provisions of this Statement.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the highest three years of the last ten years of employment.

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Contributions to the pension plans in fiscal 2006 are anticipated to be $1.1 million into the qualified trusts, and $0.3 million into the non-qualified plans.

Pension costs for the quarters ending March 31, 2006 and 2005 were $1.3 million and $1.1 million, respectively. Pension costs for the six months ended March 31, 2006 were $2.7 million compared with $2.3 million for the same period last year. These costs include amounts capitalized with construction activities.

The net periodic pension costs include the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2006	2005	2006	2005

Service cost - benefits earned
during the period	$3,690	$2,799	$7,380	$5,598
Interest cost on projected
benefit obligation	4,176	3,994	8,352	7,988
Expected return on plan assets	(5,196)	(5,291)	(10,392)	(10,582)
Amortization of prior service cost	294	308	588	617
Amortization of actuarial loss	1,728	730	3,456	1,460
Regulatory adjustment	(3,354)	(1,408)	(6,708)	(2,817)
Net pension cost	$1,338	$1,132	$2,676	$2,264

Pursuant to the MoPSC’s Order in Laclede Gas’ 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility’s qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. In the Utility’s 2005 rate case, the Commission ordered that, effective October 1, 2005, recovery in rates is based on an allowance of $4.1 million. The difference between these amounts on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC Order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the six months ended March 31, 2006 or the six months ended March 31, 2005.

Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

Postretirement benefit costs for quarters ending March 31, 2006 and 2005 were $2.2 million and $2.0 million, respectively. Postretirement benefit costs for the six months ended March 31, 2006 and 2005 were $4.4 million and $4.0 million, respectively. These costs include amounts capitalized with construction activities.

Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2006	2005	2006	2005

Service cost – benefits earned
during the period	$996	$844	$1,992	$1,689
Interest cost on accumulated
postretirement benefit obligation	740	826	1,480	1,652
Expected return on plan assets	(340)	(318)	(679)	(637)
Amortization of transition obligation	81	144	163	289
Amortization of prior service cost	(9)	(8)	(18)	(16)
Amortization of actuarial loss	319	217	637	434
Regulatory adjustment	429	295	857	590
Net postretirement benefit cost	$2,216	$2,000	$4,432	$4,001

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3.	INCOME TAXES

Income tax expense for the six months ended March 31, 2006 includes a reduction in income tax expense of approximately $0.9 million primarily attributable to a change in estimated tax depreciation and other property-related deductions recorded during the quarter ended December 31, 2005.

4.	OTHER INCOME AND INCOME DEDUCTIONS – NET

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(Thousands)	2006	2005	2006	2005

Allowance for funds used during construction	$(15)	$(24)	$(37)	$(49)
Other income	1,288	393	2,284	894
Other income deductions	(349)	(456)	(184)	578
Other income and (income deductions) – net	$924	$(87)	$2,063	$1,423

The increases in Other income compared with the same periods last year are primarily due to Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

5.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

	Regulated	Non-
	Gas	Regulated
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
March 31, 2006
Operating revenues	$489,283	$531	$—	$489,814
Net income	18,985	(5)	—	18,980
Total assets	1,357,114	1,647	—	1,358,761

Six Months Ended
March 31, 2006
Operating revenues	$900,684	$1,123	$—	$901,807
Net income	39,189	(11)	—	39,178
Total assets	1,357,114	1,647	—	1,358,761

Three Months Ended
March 31, 2005
Operating revenues	$434,996	$574	$—	$435,570
Net income	22,544	(27)	—	22,517
Total assets	1,246,154	1,554	—	1,247,708

Six Months Ended
March 31, 2005
Operating revenues	$726,249	$1,154	$—	$727,403
Net income	37,646	(27)	—	37,619
Total assets	1,246,154	1,554	—	1,247,708

6.	COMMITMENTS AND CONTINGENCIES

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (MGP) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of March 31, 2006, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas is currently holding discussions with the insurers regarding potential reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has a significant number of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to customers’ unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. Laclede Gas has filed a response generally denying the MoPSC Staff’s allegations. Laclede Gas is working with the MoPSC Staff and other parties to the case to resolve customer service issues. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. The Utility believes the Union’s allegations are without merit.

Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position or results of operations of the Utility.

Item 2.               Management’s Discussion and Analysis of Financial Condition and Results of Operations

Laclede Gas Company

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events;
•	economic, competitive, political and regulatory conditions;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	accounting standards;
•	the results of litigation;
•	retention, ability to attract, ability to collect from and conservation efforts of customers;
•	capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarters of the fiscal year.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of the Laclede Gas strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility will retain all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, will be shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. During the six months ended March 31, 2006, favorable market conditions contributed to the generation of an exceptionally high level of income from off-system sales.

Wholesale natural gas prices for the 2005-2006 heating season rose to unprecedented levels across the nation. Laclede Gas continues to work actively to reduce the impact of higher costs by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas. The Utility believes it will continue to be able to obtain sufficient gas supply. While there have been some recent declines in wholesale natural gas prices nationwide, the generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Quarter Ended March 31, 2006

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Laclede Gas’ net income applicable to common stock for the quarter ended March 31, 2006 was $19.0 million, compared with net income of $22.5 million for the same quarter last year. The decrease in net income of $3.5 million is primarily attributable to the following factors, quantified on a pre-tax basis:

•	higher depreciation expense totaling $2.5 million resulting from the implementation of new rates effective January 1, 2006 as authorized by the MoPSC, and additional depreciable property;
•	increases in operation and maintenance expenses totaling $2.0 million;
•	a higher provision for uncollectible accounts totaling $1.7 million;

•

lower Infrastructure System Replacement Surcharges (ISRS) totaling $1.2 million. These surcharges were reset to zero effective October 1, 2005 as the ISRS-related costs are being recovered through new base rates effective on that same date;

•	lower income from off-system sales and capacity release totaling $1.7 million; and,
•	the effect of lower system gas sales volumes totaling $0.8 million.

These factors were partially offset by:

•	the benefit of a general rate increase, effective October 1, 2005, totaling $3.7 million; and,
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $1.0 million.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Regulated operating revenues for the quarter ended March 31, 2006 were $489.3 million, or $54.3 million greater than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 17.3% warmer than normal and 8.8% warmer than the same period last year. Total system therms sold and transported were 0.36 billion for the quarter ended March 31, 2006 compared with 0.41 billion for the same period last year. Total off-system therms sold and transported were 0.08 billion for the quarter ended March 31, 2006 compared with 0.10 billion for the same period last year. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs (passed on to Utility customers, subject to
prudence review by the MoPSC)	$93.3
Lower system sales volumes and other variations, primarily due to warmer weather
and the conservation efforts of customers due to higher natural gas prices	(37.9)
Lower off-system sales volumes	(13.7)
Higher prices charged for off-system sales	8.5
Net effect of the general rate increase, recovery of gas inventory carrying costs,
and resetting the ISRS to zero, effective October 1, 2005	4.1
Total Variation	$54.3

Regulated operating expenses for the quarter ended March 31, 2006 increased $59.1 million from the same quarter last year. Natural and propane gas expense increased $50.1 million from last year’s level primarily attributable to higher rates charged by our suppliers, partially offset by lower system volumes purchased for sendout and lower off-system gas expense. Other operation and maintenance expenses increased $3.7 million, or 9.3%, primarily due to a higher provision for uncollectible accounts, higher wage rates, compensation expense associated with Laclede Group’s implementation of Statement of Financial Accounting Standards (SFAS) No. 123(R), and higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005 and implementation of automated meter reading. These factors were partially offset by a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $2.5 million, or 44.3%, primarily due to higher rates effective January 1, 2006 and additional depreciable property. Taxes, other than income, increased $2.8 million, or 10.5%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) – Net

Other income and income deductions - net increased $1.0 million primarily due to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Interest Charges

The $1.8 million increase in interest charges was primarily attributable to higher rates and increased borrowings on short-term debt.

Income Taxes

The decrease in income tax expense was primarily due to lower pre-tax income.

Six Months Ended March 31, 2006

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Laclede Gas’ net income for the six months ended March 31, 2006 was $39.2 million, compared with $37.6 million reported for the same period last year. The year-to-year increase in net income of $1.6 million was primarily attributable to the following factors, quantified on a pre-tax basis:

•	the benefit of a general rate increase, effective October 1, 2005, totaling $6.7 million;
•	higher income from off-system sales and capacity release totaling $3.3 million; and,
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $3.1 million.

These factors were partially offset by:

•	increases in operation and maintenance expenses totaling $5.0 million;
•	higher depreciation expense totaling $3.3 million resulting from the implementation of new rates effective January 1, 2006 as authorized by the MoPSC, and additional depreciable property;
•	lower ISRS totaling $2.2 million. These surcharges were reset to zero effective October 1, 2005 as the ISRS-related costs are being recovered through new base rates effective on that same date; and,
•	a higher provision for uncollectible accounts totaling $1.6 million.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for the six months ended March 31, 2006 were $900.7 million, or $174.4 million greater than the same period last year. Temperatures experienced in the Utility’s service area during the six months ended March 31, 2006 were 10.6% warmer than normal, but 1.4% colder than the same period last year. Total system therms sold and transported were 0.67 billion for the six months ended March 31, 2006 compared with 0.69 billion for the same period last year. Total off-system therms sold and transported were 0.13 billion for the six months ended March 31, 2006 compared with 0.14 billion for the same period last year. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs (passed on to Utility customers subject to
prudence review by the MoPSC)	$164.7
Higher prices charged for off-system sales	28.3
Lower system sales volumes and other variations, primarily due to the
conservation efforts of customers due to higher natural gas prices	(20.9)
Net effect of the general rate increase, recovery of gas inventory carrying costs,
and resetting the ISRS to zero, effective October 1, 2005	7.0
Lower off-system sales volumes	(4.7)
Total Variation	$174.4

Regulated operating expenses for the six months ended March 31, 2006 increased $172.3 million from the same period last year. Natural and propane gas expense increased $155.8 million above last year’s level primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses increased $6.6 million, or 8.9%, primarily due to a higher provision for uncollectible accounts, higher wage rates, increased maintenance charges, compensation expense associated with Laclede Group’s implementation of SFAS No. 123 (R), higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005, increased pension costs, higher group insurance charges, and increased expenses associated with the implementation of automated meter reading. These factors were partially offset by a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $3.3 million, or 30.0%, primarily due to higher rates effective February 1, 2005 and January 1, 2006, and additional depreciable property. Taxes, other than income, increased $6.6 million, or 15.6%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) – Net

Other income and income deductions - net increased $0.6 million primarily due to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Interest Charges

The $2.6 million increase in interest charges was primarily due to higher interest on short-term debt mainly attributable to higher rates and increased borrowings.

Income Taxes

The decrease in income taxes was primarily attributable to a change in estimated tax depreciation and other property-related deductions totaling approximately $0.9 million.

Regulatory Matters

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On July 14, 2005, Missouri Governor Matt Blunt signed Senate Bill 179 into law. This law, which went into effect
January 1, 2006, authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs; however, to date, the MoPSC has not opened a formal rulemaking case.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. On February 21, 2006 the Commission issued an Order approving the acquisition to be effective February 24, 2006, subject to certain conditions. The purchase, which closed on February 28, 2006, adds approximately 1,300 natural gas customers to Laclede Gas’ service area.

On October 24, 2005, the Office of the Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule. Such rule governs the disconnection and reconnection practices of utilities during the winter heating season. On December 19, 2005, the MoPSC issued an Order approving certain changes to the rule to be effective between January 1 and March 31, 2006. These temporary rule changes are expected to increase utilities’ costs; however, the rule allows for incremental compliance costs to be deferred for consideration for future recovery. The Company, along with other gas utilities, appealed the Order to the Cole County Circuit Court on the grounds that the rule failed to provide a separate and more definitive recovery mechanism for such costs. Although the Court declined to stay the Order, it did express serious concerns over the rule’s legality. On February 8, 2006 the Cole County Circuit Court held that the rule was unlawful and void because it did not make adequate provision for a cost recovery mechanism to address the revenue losses associated with implementing the rule. The MoPSC has appealed the Court’s decision.

On December 29, 2005, the Staff of the Commission proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Laclede Gas believes that the MoPSC Staff’s position lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC.

On March 1, 2006, Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, filed a tariff with the Federal Energy Regulatory Commission (FERC) requesting approval to transport liquefied petroleum gas (LPG) under the Interstate Commerce Act (ICA). Historically, Pipeline has supplied propane to Laclede Gas to supplement the Utility’s natural gas supplies during peak consumption periods. Prior to April 1, 2006 in various Utility rate proceedings over the years, the MoPSC approved Laclede Gas’ rates that were intended to include the recovery of Pipeline’s costs. Pipeline made the March 1 tariff filing due to changes in the types of transactions Pipeline conducts with third parties during those periods when the Laclede Gas is not fully utilizing Pipeline’s capacity. On March 16, 2006, the MoPSC filed a protest to Pipeline’s filing to which Pipeline responded on March 21, 2006. On March 31, 2006, the FERC accepted Pipeline’s tariff to be effective April 1, 2006. It is anticipated that Pipeline will provide transportation service to Laclede Gas pursuant to a new contractual arrangement that assures propane supply reliability to the Utility at a cost commensurate with what the Utility’s ratepayers are presently charged for Pipeline’s services.

On March 31, 2006, the Utility made an Infrastructure System Replacement Surcharge (ISRS) filing with the MoPSC that is designed to increase revenues by approximately $2.0 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On April 6, 2006, the MoPSC suspended the proposed surcharge until July 29, 2006.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has a significant number of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to customers’ unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. Laclede Gas has filed a response generally denying the MoPSC Staff’s allegations. Laclede Gas is working with the MoPSC Staff and other parties to the case to resolve customer service issues. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. The Utility believes the Union’s allegations are without merit.

Critical Accounting Policies

-----------------------------------

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are injected underground in the summer for sale during the winter. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group’s Form 10-K for the fiscal year ended September 30, 2005.

Accounting Pronouncements

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Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the impact of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

FINANCIAL CONDITION

Credit Ratings

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As of March 31, 2006, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

Cash Flows

---------------

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the six months ended March 31, 2006 was $87.9 million compared with net cash provided by operating activities of $51.6 for the same period last year. The variation was primarily attributable to the effects of higher natural gas prices and other variations on accounts payable, accounts receivable and deferred purchased gas costs. These factors were partially offset by cash inflows related to the utilization of storage gas inventories.

Net cash used in investing activities for the six months ended March 31, 2006 was $33.9 million compared with $26.5 million for the six months ended March 31, 2005. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash provided by financing activities was $125.2 million for the six months ended March 31, 2006 compared with net cash used in financing activities of $22.6 million for the six months ended March 31, 2005. The variation primarily reflects an increase in the issuance of additional short-term debt this year and the effect of the maturity of First Mortgage Bonds last year.

Liquidity and Capital Resources

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As indicated above, the Utility’s short-term borrowing requirements typically peak during colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

Laclede Gas currently has lines of credit in place of $340 million. In December 2005, the Utility’s $285 million line of credit scheduled to expire in September 2009 was increased to $320 million and extended to December 2010. In January 2006, Laclede Gas replaced its $15 million in credit lines expiring in April 2006 with a $20 million line expiring April 2006. Short-term commercial paper borrowings outstanding at March 31, 2006 were $201.6 million at a weighted average interest rate of 4.8% per annum. The peak short-term borrowings for the quarter were approximately $306 million. Commercial paper peaked at $290 million and was supplemented with borrowings from Laclede Group. Based on short-term borrowings at March 31, 2006, a change in interest rates of 100 basis points would increase or decrease Laclede Gas’ pre-tax interest charges and cash flows by approximately $2.0 million on an annual basis. However, effective October 1, 2005, costs the Utility incurs to finance its gas supply inventory and all deferred gas cost balances are recovered through the PGA Clause.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) for a trailing twelve-month period to be at least 2.25 times interest expense. On March 31, 2006, total debt was 60% of total capitalization. For the twelve-months ending March 31, 2006, EBITDA was 3.43 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of March 31, 2006. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $60.5 million, having been reduced by capital contributions that have been made by Laclede Group to Laclede Gas under this authority through March 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

At March 31, 2006, Laclede Gas had fixed-rate long-term debt totaling $335 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In February 2006, the board of directors of Laclede Gas approved the sale of 26 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2005. The proceeds from the sale, totaling approximately $.9 million, were used to reduce short-term borrowings.

Utility capital expenditures were $30.3 million for the six months ended March 31, 2006, compared with $25.6 million for the same period last year.

Capitalization at March 31, 2006, excluding current obligations of long-term debt and preferred stock, consisted of 55.1% common stock equity, 0.1% preferred stock equity and 44.8% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at

March 31, 2006 and at September 30, 2005, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Delayed and Advance Customer Billings. The Balance Sheet at March 31, 2005 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Contractual Obligations

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As of March 31, 2006, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
					Fiscal Years
		Remaining	Fiscal Years	Fiscal Years	2011 and
Contractual Obligations	Total	Fiscal Year 2006	2007-2008	2009-2010	thereafter
Long-Term Debt (a)	$666.5	$51.3	$73.7	$32.2	$509.3
Capital Leases	—	—	—	—	—
Operating Leases (b)	10.7	1.8	6.3	2.6	—
Purchase Obligations – Natural Gas (c)	358.1	221.2	112.2	14.2	10.5
Purchase Obligations – Other (d)	130.0	7.1	22.0	16.3	84.6
Other Long-Term Liabilities	—	—	—	—	—
Total (e)	$1,165.3	$281.4	$214.2	$65.3	$604.4

(a)	Long-term debt obligations reflect principal maturities and interest payments.
(b)

Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c)

These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using March 31, 2006 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e)

Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $1.1 million in fiscal year 2006. Laclede Gas anticipates a $0.1 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2006. With regard to postretirement benefits, the Utility anticipates it will contribute $4.0 million to the qualified trusts and $0.2 million directly to participants from Laclede Gas’ funds during the rest of fiscal 2006. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pensions and Postretirement Benefits, of the Notes to Consolidated Financial Statements.

Market Risk

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Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At March 31, 2006, the Utility held approximately 11.8 million MMBtu of futures contracts at an average price of $7.97 per MMBtu. Additionally, approximately 8.4 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2007.

Environmental Matters

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Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 6 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.